SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G/A

(Amendment No. 3)

EasyLink Services International Corporation

(formerly known as Internet Commerce Corporation)

(Name of Issuer)

Class A Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

277858106

   (CUSIP Number of Class of Securities)

April 22, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ RULE 13d-1(b)
☒ RULE 13d-1(c)
☐ RULE 13d-1(d)

CUSIP No.	277858106

1	Names of Reporting Persons Wynnefield Partners Small Cap Value, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒Reporting person is affiliated with other persons

3	SEC use only:

4	Citizenship or Place of Organization: Delaware

	5	Sole Voting Power: 486,895 shares

Number of

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power: 486,895 shares
Reporting
Person

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 486,895 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9): 2.0% of Common Stock

12	Type of Reporting Person (See Instructions): PN

CUSIP No.	277858106

1	Names of Reporting Persons Wynnefield Partners Small Cap Value, L.P. I

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒Reporting Person is affiliated with other persons

3	SEC use only:

4	Citizenship or Place of Organization: Delaware

	5	Sole Voting Power: 751,273 shares

Number of

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power: 751,273 shares
Reporting
Person

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 751,273 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9): 3.1 % of Common Stock

12	Type of Reporting Person (See Instructions): PN

CUSIP No.	277858106

1	Names of Reporting Persons Wynnefield Small Cap Value Offshore Fund, Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒Reporting person is affiliated with other persons

3	SEC use only:

4	Citizenship or Place of Organization: Cayman Islands

	5	Sole Voting Power: 667,032 shares

Number of

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power: 667,032 shares
Reporting
Person

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 667,032 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9): 2.7% of Common Stock

12	Type of Reporting Person (See Instructions): CO

CUSIP No.	277858106

1	Names of Reporting Persons Wynnefield Capital Management, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3	SEC use only:

4	Citizenship or Place of Organization: New York

	5	Sole Voting Power: 1,238,168 shares (1)

Number of

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power: 1,238,168 shares (1)
Reporting
Person

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,238,168 shares (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9): 5.1% of Common Stock (1)

12	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP No.	277858106

1	Names of Reporting Persons Wynnefield Capital, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3	SEC use only:

4	Citizenship or Place of Organization: Cayman Islands

	5	Sole Voting Power: 667,032 shares (1)

Number of

Shares	6	Shared Voting Power:
Beneficially
Owned by

Each	7	Sole Dispositive Power: 667,032 shares (1)
Reporting
Person

With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 667,032 shares (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9): 2.7% of Common Stock (1)

12	Type of Reporting Person (See Instructions): CO

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP No.	277858106

1	Names of Reporting Persons Nelson Obus

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3	SEC use only:

4	Citizenship or Place of Organization: Delaware

	5	Sole Voting Power: 1,905,200 shares (1)

Number of

Shares	6	Shared Voting Power: 0
Beneficially
Owned by

Each	7	Sole Dispositive Power: 1,905,200 shares (1)
Reporting
Person

With:	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,905,200 shares (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9): 7.8%

12	Type of Reporting Person (See Instructions): IN

(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund). The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP No.	277858106

1	Names of Reporting Persons Joshua Landes

2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3	SEC use only:

4	Citizenship or Place of Organization: Delaware

	5	Sole Voting Power: 1,905,200 shares (1)

Number of

Shares	6	Shared Voting Power: 0
Beneficially
Owned by

Each	7	Sole Dispositive Power: 1,905,200 shares (1)
Reporting
Person

With:	8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,905,200 shares (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐

11	Percent of Class Represented by Amount in Row (9): 7.8%

12	Type of Reporting Person (See Instructions): IN

(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

ITEM 1(a). Name of Issuer:
EasyLink Services International Corporation (formerly Internet Commerce Corporation)

ITEM 1(b). Address of Issuer's Principal Executive Offices:
6025 The Corners Parkway, Suite 100, Norcross, GA 30090

ITEM 2(a). Names of Persons Filing:
Wynnefield Partners Small Cap Value, L.P. ("Partners")

Wynnefield Partners Small Cap Value, L.P. I ("Partners I")

Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")

Wynnefield Capital Management, LLC ("WCM")

Wynnefield Capital, Inc. ("WCI")

Nelson Obus

Joshua Landes

ITEM 2(b). Address of Principal Business Office Or, If None, Residence:
450 Seventh Avenue, Suite 509, New York, New York 10123

ITEM 2(c). Citizenship:
Partners and Partners I are Delaware Limited Partnerships

Fund and WCI are Cayman Islands Companies

WCM is a New York Limited Liability Company

Mr. Obus is a United States citizen.

Mr. Landes is a United States citizen.

ITEM 2(d). Title of Class of Securities:
Class A Common Stock, $.01 Par Value Per Share

ITEM 2(e). CUSIP Number: 277858106

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐ Broker or dealer registered under Section 15 of the Act.

☐ Bank as defined in Section 3(a)(6) of the Act.

☐ Insurance company as defined in Section 3(a)(19) of the Act.

☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

This statement is filed pursuant to Rule 13d-1(c).

ITEM 4. Ownership:

(a) Amount beneficially owned by all reporting persons: 1,905,200 Shares

(b) Percent of class: 7.8 % of Common Stock

(c) Number of shares as to which the reporting persons have:
(i) sole power to vote or to direct the vote:
1,905,200 Shares
(ii) shared power to vote or to direct the vote
(iii) sole power to dispose or to direct the disposition:
1,905,200 Shares
(iv) shared power to dispose or to direct the disposition

ITEM 5. Ownership of five percent or less of a class. ☐
Not applicable.

ITEM 6. Ownership of more than five percent on behalf of another person.
Not applicable.

ITEM 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.
Not applicable.

ITEM 8. Identification and classification of members of the group.
See Item 2 (a) - (c).

ITEM 9. Notice of dissolution of group.
Not applicable.

ITEM 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated: April 25, 2008
WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I
By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.
By:	Wynnefield Capital, Inc.
	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC
	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.
	By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually